Exhibit 4.5

CHINA 3C GROUP, INC.

STOCK OPTION AGREEMENT

WITH TODD L. MAVIS

THIS STOCK OPTION AGREEMENT made as of April 21, 2009, by and between China 3C Group, Inc., a Nevada corporation (the “Company”), and its former director, Todd L. Mavis (the “Grantee”).

WITNESSETH:

WHEREAS, the Company entered into a Board of Directors Agreement with the Grantee, dated January 2, 2007, which Board of Directors Agreement provided for the grant to the Grantee of a stock option on the terms and conditions set forth in this stock option agreement (the “Agreement”),

NOW, THEREFORE, in consideration of the premises contained herein, the Company and the Grantee hereby agree as follows:

1.	Grant of Stock Option.

The Company hereby grants to the Grantee an option (the “Option”) to purchase 50,000 shares of the Company’s common stock, par value $0.001 (the “Stock” and each share of Stock, a “Share”), for an exercise price per Share equal to $3.46 (which per Share exercise price is not less than the fair market value of a Share on the date of the Agreement, which is the date of grant of the Option).

2.	Option Terms and Exercise Period.

(a)           The Option shall be exercised pursuant to Section 5, and the Grantee shall pay the Option exercise price in full at the time of exercise, in cash or by check, bank draft or postal or express money order.

(b)           All or any part of the Option may be exercised by the Grantee, no later than December 17, 2009.

(c)           This Agreement and the Option shall terminate on the earlier of (i) December 18, 2009, or (ii) the date as of which the Option has been fully exercised.

3.	Vesting and Exercisability.

The Option shall be fully vested and exercisable upon its grant.

4.	Restrictions on Transfer of Option.

The Agreement and the Option shall not be transferable otherwise than by will or by the laws of descent and distribution, and the Option shall be exercisable, during the Grantee’s lifetime, solely by the Grantee, except on account of the Grantee’s disability.

5.	Exercise of Option.

The Option shall become exercisable at such time as shall be provided herein and shall be exercisable by written notice of such exercise, to the Secretary of the Company, at its principal office. The notice shall specify the number of Shares for which the Option is being exercised.

6.	Regulation by the Company.

The Agreement and the Option shall be subject to any and all reasonable administrative procedures and rules as the Company shall adopt.  All decisions of the Company in connection with any question arising under the Agreement shall be conclusive and binding upon the Grantee and any person or persons to whom any portion of the Option has been transferred by will or by the laws of descent and distribution.

7.	Rights as a Stockholder.

The Grantee shall have no rights as a stockholder with respect to Shares subject to the Option until certificates for Shares are issued to the Grantee.

8.	Reservation of Shares.

With respect to the Option, the Company hereby agrees to at all times reserve for issuance and/or delivery upon payment by the Grantee of the Option exercise price, such number of Shares as shall be required for issuance and/or delivery upon such payment pursuant to the Option.

9.	Delivery of Share Certificates.

Within a reasonable time after the exercise of the Option the Company shall cause to be delivered to the Grantee, his legal representative or his beneficiary, a certificate for the Shares purchased pursuant to the exercise of the Option.

10.	Amendment.

The Company may amend the Agreement at any time and from time to time; provided, however, that no amendment of the Agreement that would materially and adversely impair the Grantee’s rights or entitlements with respect to the Option shall be effective without the written consent of the Grantee.

11.	Effective Date of Grant.

The Option shall be granted effective as of the date first written above.

12.	Recapitalization or Reorganization.

The Shares are shares of the Company’s common stock as constituted as of the date of the Agreement; provided, however, that if, and whenever, after the date of the Agreement and prior to the Agreement’s or the Option’s termination under the terms of the Agreement, the Company shall effect a subdivision or consolidation of the shares of its common stock or the payment of a stock dividend thereon without receipt of consideration by the Company, the number of Shares set forth in Section 1, as applicable, (a) in the event of an increase in the number of outstanding Shares, shall be proportionately increased, and (b) in the event of a reduction in the number of outstanding Shares, shall be proportionately reduced.  If the Company recapitalizes or otherwise changes its capital structure after the date of the Agreement, the number of Shares set forth in Section 1 shall be replaced with the number and class of shares of stock and securities to which the Grantee would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Grantee had been the holder of record of the number of Shares then set forth in Section 1.  In the event of changes to the Company’s outstanding common stock by reason of recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the Agreement and not otherwise provided for in this Section 12, the number of Shares set forth in Section 1 shall be adjusted by the Company as to the number of shares of the Company’s common stock to be subject to those provisions of the Agreement.

13.	Governing Law.

The Agreement shall be construed in accordance with and subject to the applicable  laws of the State of Nevada, without regard to principles of conflicts of law.

14.	Grantee Acknowledgment.

By executing the Agreement, the Grantee hereby acknowledges that he has received and read the Agreement and that he agrees to be bound by all of the terms of the Agreement.

ATTEST:	CHINA 3C GROUP, INC.

April 21, 2009
	By:	/s/ Zhenggang Wang	Date

Name: Zhenggang Wang Title: Chief Executive Officer and Chairman

	/s/ Todd L. Mavis		April 21, 2009
	TODD L. MAVIS		Date